SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular, dated April 30, 2014
2.	Form of Proxy
3.	Notice of Annual and Special Meeting of the Shareholders

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

Notice of Meeting and Information Circular
in respect of the
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held June 19, 2014

April 30, 2014

April 30, 2014
Dear Shareholders:
You are cordially invited to attend an annual and special meeting of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company"), which will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 19, 2014 at 3:00 p.m. Enclosed with this letter is a formal Notice of the Annual and Special Meeting of Shareholders, Information Circular and form of proxy.
The attached Information Circular contains important information about the meeting, including how to vote at the meeting, the directors nominated for election this year and other matters to be acted upon at the meeting. One matter of special business will be voted on at the meeting, being the annual confirmation of renewal of the Company’s stock option plan. See “Annual Confirmation of Stock Option Plan” under “Meeting Matters” in the Information Circular for further details.
On behalf of the Board and management, I encourage you to attend the meeting on June 19, 2014. If you are unable to attend, please feel free to direct questions or comments to my attention at Sonde Resources Corp., 3100, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6. We appreciate your continued interest and participation in the Company and value your feedback, at any time of year.
Thank you for your continued support and I look forward to seeing you at the meeting.
Yours truly,
(Signed) "Toufic Nassif"

Toufic Nassif
President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	i
INFORMATION CIRCULAR	1
PURPOSE OF SOLICITATION	1
APPOINTMENT AND REVOCATION OF PROXIES	1
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	2
VOTING OF PROXIES	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	4
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	4
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	4
EXECUTIVE AND DIRECTOR COMPENSATION	4
CORPORATE GOVERNANCE	23
MEETING MATTERS	30
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	33
OTHER BUSINESS	33
ADDITIONAL INFORMATION	33
APPENDIX "A"	A1
BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE	A1

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held June 19, 2014
TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.
Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 19, 2014, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.
to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this notice, to confirm the renewal of the stock option plan of the Company; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Only Shareholders of record at the close of business on May 16, 2014 are entitled to receive notice of and to vote at the Meeting or any adjournment.
If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857. Alternatively, registered Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions. All proxies and voting instructions must be received by Valiant Trust Company by no later than 3:00 p.m. (Calgary time) on June 17, 2014 or two business days preceding the date of any adjournment. For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.
If you are not a registered Shareholder and you receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.
BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Toufic Nassif"
Toufic Nassif
President and Chief Executive Officer

April 30, 2014

    Notice of the Annual and Special Meeting of Shareholders i

INFORMATION CIRCULAR
for the Annual and Special Meeting of Shareholders to be held June 19, 2013
PURPOSE OF SOLICITATION
This Information Circular is furnished in connection with the solicitation of proxies by the management of Sonde Resources Corp. ("Sonde" or the "Company") for use at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Company.
The Meeting will be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on June 19, 2014 at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. Information contained herein is given as of April 30, 2014 unless otherwise specifically stated.
Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, in person or by other means of communication by directors, officers and employees of Sonde who will not be additionally compensated. All costs and expenses incurred in connection with the solicitation of proxies will be borne by Sonde.
APPOINTMENT AND REVOCATION OF PROXIES
Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of Sonde. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.
A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof.
All proxies must be deposited with Valiant Trust Company, the registrar and transfer agent of the Common Shares, by no later than 3:00 p.m. (Calgary time) on June 17, 2014 or two business days preceding the date of any adjournment. Registered Shareholders may deposit their proxies by:

(1)	delivering their proxy to Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1;

(2)	faxing their proxy to Valiant Trust Company at (403) 233-2857; or

(3)
using the internet site at www.valianttrust.com to transmit their voting instructions.  Shareholders should have the form of proxy in hand when they access the web site.  Shareholders will be prompted to enter their Control Number, which is located on the form of proxy.  The website may be used to appoint a proxy holder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions.

Information Circular 1

A registered Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.
If a registered Shareholder has voted using the internet and such Shareholder wishes to change their appointment or change their voting instruction, the Shareholder must resubmit their proxy or voting instruction prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Sonde as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Sonde. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Information Circular 2

VOTING OF PROXIES
All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.
At the time of the printing of this Information Circular, the management of Sonde knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The board of directors of Sonde (the "Board") has fixed May 16, 2014 as the record date. Shareholders at the close of business on May 16, 2014 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to May 16, 2014; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.
As of April 30, 2014, 56,071,313 Common Shares were issued and outstanding as fully paid and non-assessable.
As of April 30, 2014, to the knowledge of the directors and executive officers of Sonde, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Clayton H. Riddell	7,305,619 Common Shares(1)	13.0
Note:

(1)
Includes 202,500 Common Shares held personally, 6,930,000 Common Shares held by Treherne Resources Ltd., a private company controlled by Mr. Clayton H. Riddell and 173,119 Common Shares held by the Riddell Family Charitable Foundation.

As of April 30, 2014, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, or exercised control and direction over 85,500 Common Shares, representing less than one percent of the issued and outstanding Common Shares.
As of April 30, 2014, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, 1,486,500 options ("Options") to purchase Common Shares issuable pursuant to the stock option plan (the "Option Plan") of the Company. If all such Options were exercised, the directors and executive officers of Sonde, as a group, would hold approximately 2.7 percent of the then issued and outstanding Common Shares (on a fully diluted basis).

Information Circular 3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON
Management of Sonde is not aware of any material interest, direct or indirect, of any director or executive officer of Sonde or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director, executive officer of Sonde, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under the Option Plan as at December 31, 2013.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by Shareholders(1)	4,148,279	$1.55	1,458,852
Equity compensation plans not approved by Shareholders	Nil	N/A	N/A
Total	4,148,279	$1.55	1,458,852
Note:

(1)	The only equity compensation plan adopted by the Company is the Option Plan. For a description of this plan, see "Incentive Plan Awards - Description of the Option Plan".
EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's philosophy for executive compensation, the elements of compensation and the objectives for such elements. This disclosure is intended to communicate the compensation provided to the Company's senior leaders during 2013, being the five identified named executive officers ("Named Executive Officers") listed below.

Named Executive Officer	Positions	Term of Service
Jack W. Schanck	Former President and Chief Executive Officer	January 1, 2013 to June 30, 2013
William K. Dirks	President Chief Operating Officer	June 30, 2013 to January 3, 2014 January 1, 2013 to January 3, 2014
Toufic Nassif	President of Sonde North Africa	January 1, 2013 to present
Kurt A. Nelson	Former Chief Financial Officer	January 1, 2013 to August 31, 2013
Rene P. Beaumier	Chief Financial Officer	September 1, 2013 to present

Information Circular 4

On January 3, 2014, Mr. Nassif was appointed President and Chief Executive Officer of the Company and Mr. Dirks resigned.
The Company's executive compensation program is administered by the Compensation Committee which is comprised solely of independent directors. The Compensation Committee is responsible for assisting the Board in designing, reviewing and modifying the Company's executive compensation program to ensure it reflects the objectives and long term interests of the Company, as well as developing the Company's corporate succession and development plans at the executive and senior officer level. For most matters, the determinations of the Compensation Committee are subject to the review and approval of the Board. It is also part of the Compensation Committee's mandate to review and recommend to the Board for approval this CD&A.
Compensation Committee
During 2013 and prior to March 27, 2014, the Compensation Committee was comprised of Messrs. Riddell, Lancaster and Turnbull, each of whom was independent within the meaning of National Instrument 52-110, Audit Committees. The Committee members' experience in leadership roles during their careers, their extensive knowledge of the energy industry and the local market and their mix of experience in areas of operations, financial matters, corporate strategy and legal, regulatory and governance matters provides the collective experience, skills and qualities to effectively allow the Committee to carry out its mandate. The specific experience and skills of Messrs. Riddell, Lancaster and Turnbull, as members of the Compensation Committee, are detailed below.
James H.T. Riddell served as the Chairman of the Compensation Committee from 2010 until March 27, 2014. Mr. Riddell is presently the President and Chief Operating Officer of Paramount Resources Ltd. and President and Chief Executive Officer of Trilogy Energy Corp. In these roles, Mr. Riddell has been primarily responsible for overseeing compensation matters for employees of the organizations in which he has been involved, advancing recommendations to the respective boards of directors regarding executive compensation matters and been actively involved in the establishment and implementation of compensation programs.
W. Gordon Lancaster has served as a member of the Compensation Committee since May 2011. Mr. Lancaster is presently an independent business consultant and from January 2004 to November 2009, Mr. Lancaster was the Chief Financial Officer of a public oil and gas company. Prior thereto Mr. Lancaster was with Deloitte LLP (formerly Deloitte & Touche LLP) for 20 years, including five years as a partner. Mr. Lancaster serves as the chair of the compensation committee of SouthGobi Resources Ltd., a public mining company. In this role and his role as Chief Financial Officer of several other public companies, Mr. Lancaster has been responsible for human resources and corporate executive compensation planning and execution.
Gregory G. Turnbull served as a member of the Compensation Committee from November 2011 until March 27, 2014. Mr. Turnbull is a partner with the law firm McCarthy Tétrault LLP and currently serves on the compensation committees of Crescent Point Energy Corp., Storm Resources Ltd., Hawk Exploration Ltd., Marquee Energy Ltd., Porto Energy Corp. and Sunshine Oilsands Ltd. In these various roles, Mr. Turnbull has had frequent interaction with professional compensation advisors and matters pertaining to executive and director compensation.
The Committee met twice during 2013 and also met in March 2014 for purposes of considering the 2013 performance based cash bonuses. All meetings of the Compensation Committee are documented in the form of minutes. In camera sessions were held on March 20, 2013 and March 21, 2014 in connection with the consideration of the annual performance bonuses.

Information Circular 5

Objectives of the Compensation Program
The primary objectives of the Company's executive compensation program are: (i) to attract and retain talented and experienced people by providing competitive total compensation; (ii) to motivate and reward executive officers; (iii) to align the interests of executive officers and Shareholders; and (iv) to provide flexibility to enable the Company to be responsive to changes in the organization, the marketplace and the economy.
Compensation Process
The Board, relying on significant input from the Compensation Committee, has the ultimate responsibility for the Company's compensation program and compensation decisions. The Compensation Committee and the Board generally seek advice of the executive officers and other advisors when making these decisions. When determining senior officer compensation, the Board evaluates the Company's performance relative to the corporate objectives and strategic business plans and the executive's individual achievements during the year. The President and Chief Executive Officer assists the Compensation Committee and the Board in setting annual corporate performance goals that apply to all employees, including the Named Executive Officers.
Compensation Consultant
When the Compensation Committee considers it necessary or advisable, it may retain, at the Company's expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate. No compensation consultant was retained during 2013.
Elements of Compensation
Standard compensation arrangements for the Named Executive Officers generally include three key elements: (i) base salary or, in the case of Mr. Beaumier, a consulting fee; (ii) performance based cash bonus; and (iii) long-term incentives including Options, stock units and restricted share units. The Named Executive Officers are also generally eligible to participate in the same benefits as are offered to full-time employees. The Company does not view these benefits as a significant element of its executive compensation structure. The Committee does not have a formal policy for allocating compensation between cash and non-cash compensation.
Base Salaries
The objective of base salary compensation is to attract, retain and reward executive officers and employees. Base salary (or consulting fees in lieu thereof) is a fixed level of regularly paid cash compensation for performing day-to-day responsibilities. It is intended to be competitive with companies of similar size, industry and scope of operations. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and salary norms in the sector and the general marketplace. Subjective factors such as leadership, commitment, contribution and attitude are also considered.
Base salaries of executive officers and the consulting fee paid to Mr. Beaumier were established through arm's length negotiations and are reviewed by the Compensation Committee. In addition to the above factors, decisions regarding salary are impacted by each executive officer's current salary and the amounts paid to peers outside the Company that have comparable responsibilities in similarly positioned companies.

Information Circular 6

Performance Based Cash Bonuses
The Board, based upon recommendations from the Compensation Committee, has the authority to award discretionary annual cash bonuses to executives and employees, which are intended to motivate and reward the recipients for the achievement of short-term and long-term goals. The actual amount of any bonus is determined following a review of corporate performance and each employee's individual performance. Corporate performance is assessed based upon goals and objectives established by the Board of Directors from time to time. Individual performance is based on both qualitative and quantitative criteria that are intended to recognize individual contributions to the achievement of the Company's short-term and long-term goals and objectives. This individual performance assessment takes into account the level of responsibility and ability to influence or affect overall corporate performance.
In 2013, the executive employment agreements for the Named Executive Officers provided for discretionary performance based cash bonuses of up to 100% of base salary for the CEO, COO and President, North Africa and 50% of base salary for the CFO. In certain circumstances, the Board may exercise its discretion to increase a cash bonus in excess of these levels, including instances where the Named Executive Officer's contribution during the year merits additional recognition.
Stock Units and Restricted Share Units
Historically, the Board granted stock unit awards ("Stock Units") in connection with the recruitment of certain of its executive officers. Each Stock Unit tracks the value of a Common Share of the Company and entitles the holder to receive a cash payment based upon the market value of the Company's Common Shares upon meeting certain vesting criteria. Vesting of Stock Units is generally time based but may also include performance criteria such as the achievement of a minimum share price. The grant of Stock Units is intended to provide an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns. For details of the outstanding Stock Units, see "Outstanding Stock Units and RSUs - Named Executive Officers".
In March 2011, the Board approved a new restricted share unit plan of the Company (the "RSU Plan"). The RSU Plan is a long term incentive plan intended to, among other things, provide employees, senior officers, directors and consultants with an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns. For a description of the RSU Plan and details of the outstanding restricted share units ("RSUs") and Stock Units, see "Incentive Plan Awards - Description of the RSU Plan" and "Outstanding Stock Units and RSUs - Named Executive Officers".
Options
Option grants are an integral component of the compensation package for the Company's executives and employees. The Option Plan is designed to: (i) recognize and reward the impact of longer-term strategic actions undertaken by management; (ii) align the interests of the Company's executives and employees with Shareholders; (iii) focus management on developing and successfully implementing the continuing growth strategy of the Company; (iv) foster the retention of key management personnel; and (v) attract talented individuals to the Company.
Option grants are approved by the Board after considering the recommendations of the Compensation Committee. In granting new Options, consideration is given to: (i) the number and terms of Options already outstanding on an individual basis; (ii) the limits (if any) imposed by the primary stock exchange on which the Common Shares are listed and the Option Plan on the total number of Options that may be outstanding; and (iii) the expected impact of the role of the executive on the Company's performance and strategic development. The Committee then uses its discretion to adjust the number of Options to be granted to executives and employees up or down based upon individual performance and other factors. See "Incentive Plan Awards - Description of the Option Plan" for details on the Option Plan.

Information Circular 7

Benefits and Other Perquisites
The Company has an employee stock savings plan ("ESSP") under which officers and employees may contribute up to 5% of their base salaries towards the purchase of Common Shares through purchases in the market and the Company matches these contributions. Participation in the ESSP is voluntary.
Named Executive Officers are eligible to participate in the benefits generally offered to all full time employees such as life insurance, disability, medical, dental, health and accident plans and four to six weeks of annual paid vacation. In addition, Named Executive Officers are entitled to perquisites which are personal benefits not generally available to all employees. These perquisites vary by Named Executive Officer and include items such as a car allowance, parking, US health coverage and annual membership costs.
The President, Sonde North Africa is required to travel extensively in connection with his role and responsibilities. As a result, the Company has agreed that he is entitled to a per diem expense of US$500 per day for every day beyond seven consecutive days spent outside the United States including travel days. If he spends more than 50 cumulative days outside the United States during the year, he is entitled to the per diem for every day in excess of the 50 days as well. The benefits and other perquisites offered by the Company are designed to be competitive overall with equivalent positions in similar companies.
Employment and Consulting Agreements and Share Ownership Requirements
Executives' employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or change in role, especially in the case of a change of control. In exchange, the executives commit to non-solicitation and confidentiality restrictions in the event of termination. Each of Messrs. Schanck, Nelson, Dirks and Nassif had an executive employment contract with the Company during 2013.
Mr. Nassif's executive employment agreement was amended and restated effective January 3, 2014 in connection with his appointment as President and Chief Executive Officer of the Company. As Mr. Beaumier was appointed Chief Financial Officer effective September 1, 2013 and during the strategic alternatives process, the Company entered into a term consulting agreement with Mr. Beaumier.
The executive employment agreements for each of the Named Executive Officers (excluding Mr. Beaumier) contain share ownership requirements. Each of such Named Executive Officers has three years from the effective date of their executive employment agreement to achieve their personal share ownership requirement. With the retirements of Messrs. Schanck and Nelson and the resignation of Mr. Dirks, Mr. Nassif is the only Named Executive Officer who is required to obtain and maintain a minimum level of share ownership.
Pursuant to his executive employment agreement, Mr. Nassif must attain and retain a level of ownership equal to the lesser of 300,000 Common Shares and 1.5 times base salary by November 2015. Non-compliance provides the Company with the recourse of terminating the executive for cause.
For more details on the holdings of the Named Executive Officers, see "Equity Ownership Requirements".

Information Circular 8

Analysis of 2013 Compensation and Compensation Decisions
Compensation decisions and payments made during 2013 were significantly influenced by the decision of the Board of Directors on January 9, 2013 to initiate a strategic alternatives process in respect of the Company's Western Canadian production and exploratory acreage. This process culminated in the completion of the sale to Marquee Energy Ltd. ("Marquee") of substantially all of the Company's Western Canadian producing assets on December 31, 2013 (the "Marquee Transaction"). During the strategic alternatives process, certain of the Named Executive Officers retired (Messrs. Schanck and Nelson) and other Named Executive Officers were promoted (Mr. Dirks) or hired (Mr. Beaumier) on a contract basis.
Base Salaries
Base salaries for the Named Executive Officers (excluding Mr. Beaumier) were established at the time of hire and remained unchanged in 2013. The base salary of Mr. Beaumier was determined based upon arm's length negotiations with a committee of the Board of Directors, following an extensive search for a Chief Financial Officer to succeed Mr. Nelson. Market-based information for senior financial consultants was used by the committee who negotiated Mr. Beaumier's compensation package to arrive at his consulting fee.
Performance Based Cash Bonuses
In awarding a performance based cash bonuses, the Compensation Committee assessed the key accomplishments during 2013 relative to the corporate goals and objectives established by the Board of Directors. The Compensation Committee acknowledged the successful completion of the Marquee Transaction; deferral of the drilling commitment in respect of the first exploration well, Fisal-1, under the Exploration and Production Sharing Agreement, as amended, from December 2013 to November 2014; negotiation of the farm-out arrangement in respect of the Joint Oil Block with Viking Exploration and Production Tunisia Limited ("Viking"); securing the approval of Joint Oil Company to the farm-out arrangement with Viking; advancing and fostering the working relationship between the Company and Joint Oil Company; and the preparation and submission to the Tunisian Direction Générale de l'Energie of the unitization agreement and unit plan of development for the Joint Oil Block.

In addition to assessing accomplishments, the Compensation Committee also noted the challenges faced by the Company including the termination of the Viking farm-out arrangements as a result of the inability of Viking to secure third-party financing and the Company's need to secure alternative financing arrangements to pursue the development of the Joint Oil Block and to meet its work commitments under the Exploration and Production Sharing Agreement.

The Compensation Committee then considered the performance of each of the Named Executive Officers and assessed the level of responsibility and ability of such Named Executive Officer to influence or affect overall corporate performance. Finally, the Compensation Committee assessed the total compensation paid by comparable companies for their executive officers to assess the reasonableness of the proposed performance bonus award and total compensation proposed to be paid to the Named Executive Officers.

Based on these considerations, the Compensation Committee recommended and the Board of Directors approved the award to Mr. Nassif of a performance bonus of US$190,000 (CAD$209,000). No other bonuses were awarded to Named Executive Officers.

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Stock Units and RSUs
No Stock Units or RSUs were awarded to any of the Named Executive Officers during 2013. As the Company was pursuing its strategic alternatives process, a decision was made that no Stock Units or RSUs would be granted given the linkage to the value of the underlying Common Shares and the financial position of the Company. The Stock Units and RSUs granted to Messrs. Schanck, Nelson and Dirks in 2010 and 2011 vested in accordance with their terms during 2013 and payments disclosed in the Summary Compensation Table reflect payments made pursuant to the terms of such instruments.
Options
No options were granted to any of the Named Executive Officers in 2013. As the Company was pursuing its strategic alternatives process, a decision was made that no options would be granted during the continuation of the process. It is contemplated that options will form an integral component of the compensation package for the Company's executives and employees in 2014 and beyond.
Risk Management and Compensation
The Company recognizes that certain compensation arrangements could promote unintended behaviors that may, in certain circumstances, be misaligned with Shareholders' interests. The Company's executive compensation policies and programs are designed to create appropriate incentives to increase long-term Shareholder value. While the oil and gas business by its nature requires some level of risk-taking to achieve returns in line with Shareholder expectations, the Company believes that it has structured its policies and programs to limit excess risk-taking and align compensation with the strategic direction established by the Board.
In particular, the Company believes that the following factors should mitigate the likelihood that its executive officers will take unnecessary or excessive risk for the sake of enhanced rewards:

•	the compensation program provides an appropriate balance between base salary and variable, performance based compensation;

•	the value of the outstanding Stock Units awarded to the Named Executive Officers is determined based on vesting which ranges up to three years, thus focusing on longer term value creation;

•	minimum share ownership requirements for the Company's executive officers ensure that the executives are also Shareholders and, therefore, aligned with the interests of Shareholder;

•
in the normal course of business, the Company has financial controls that provide limits and authorities in areas such as capital spending and acquisitions and dispositions that mitigate against inappropriate risk-taking that could affect compensation.

During 2013, the compensation arrangements for Named Executive Officers were limited to base salary (or consulting fees) and, in the case of Mr. Nassif, a performance based cash bonus to focus on the execution of the Company's strategic alternatives process without creating potential conflicts of interest by providing Stock Units, RSUs or options that may have resulted in the short term focus on share price.
The Board of Directors has not identified any specific risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.
Neither the executive officers nor directors is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to offset or hedge a decrease in market value of equity securities granted as compensation or held directly or indirectly by such executive officer or director.

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Proposed Changes to the Compensation Process during 2014
The Compensation Committee has not identified any specific changes to the compensation process or compensation program for 2014.
Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment from December 31, 2008 to December 31, 2013 in the Common Shares with the cumulative total return of the TSX/S&P Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period. The share trading price of the Common Shares on December 31, 2013 used in the calculation of the value of the Sonde investment at December 31, 2013 has been adjusted to reflect the 0.9 for 1 consolidation that took place after the close of trading on December 31, 2013. As such, the price of the Common Shares used in the calculation of the value of the Sonde investment at December 31, 2013 was $0.81 per Common Share.

Date	Sonde	TSX/S&P Composite Total Return Index
December 31, 2008	$100.00	$100.00
December 31, 2009	$53.38	$131.31
December 31, 2010	$60.75	$154.44
December 31, 2011	$44.21	$139.84
December 31, 2012	$27.22	$149.69
December 31, 2013	$12.18	$170.32
The trend shown in the above graph does not necessarily correspond to the trend in the Named Executive Officer compensation for the year ended December 31, 2013 or for any prior periods. Compensation for 2013 was established in respect of the former CEO, former CFO and COO at the time of their hire in 2010 and was necessary to hire and retain such executives through a critical and challenging period for the Company. Since the date of hire, the base salaries of the former CFO and COO remained unchanged and effective October 1, 2012 the former CEO voluntarily reduced his base salary by 20%. The compensation of the current CFO and President, Sonde North Africa was determined at the time of their appointments (November 16, 2012 and September 1, 2013, respectively) and was not increased during 2013. The payment of annual performance bonuses (if any) and granting of stock options (if any) is reflective of the increased demands that were placed on the Named Executive Officers in a particular year and are were not awarded on the basis of share price appreciation.

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Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended December 31, 2013, 2012 and 2011.

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans(2) ($)	Long-term Incentive Plans(3) ($)
Jack W. Schanck(5) President & CEO	2013	186,641	Nil	Nil	Nil	110,083	Nil	27,241(6)	323,965
	2012	427,500	Nil	221,265	125,000	397,500	Nil	62,625(6)	1,233,890
	2011	450,000	Nil	Nil	242,500	Nil	Nil	87,583(6)	757,583
Kurt A. Nelson(7) CFO	2013	266,506	Nil	Nil	Nil	32,621	Nil	22,9788)	322,105
	2012	350,000	Nil	127,636	125,000	150,000	Nil	46,271(8)	798,907
	2011	331,000	Nil	502,005	150,000	84,786	Nil	17,208(8)	1,074,791
William K. Dirks(9) President & COO	2013	325,000	Nil	Nil	Nil	226,933	Nil	51,625	603,558
	2012	325,000	Nil	171,975	125,000	254,400	Nil	55,823	932,198
	2011	325,000	Nil	1,515,324	242,500	Nil	Nil	39,911(10)	2,106,824
Toufic Nassif(11)	2013	398,850	Nil	Nil	209,000	Nil	Nil	89,874(12)	697,724
President, North Africa	2012	334,227	Nil	187,290	62,500	Nil	Nil	28,491(12)	612,508
	2011	47,379	Nil	Nil	51,224(13)	Nil	Nil	Nil	98,603
Rene Beaumier(14)	2013	127,764	Nil	Nil	Nil	Nil	Nil	Nil	127,764
CFO
Notes:

(1)
Amounts disclosed under "Option-Based Awards" represent Option grants and are based on the fair value of the award on the grant date for the specified year and pricing at the time of grant as determined using the Black-Scholes model. For details regarding the Option Plan, see "Incentive Plan Awards - Description of the Option Plan".

(2)
Amounts reported under "Annual Incentive Plans" represent annual discretionary cash bonus payments awarded for performance during the periods specified. Amounts reflected for 2011 were paid in 2012, amounts reflected for 2012 were paid in 2013 and amounts reflected for 2013 were paid in 2014.

(3)
Amounts reported under "Long-term Incentive Plans" represent cash amounts paid or payable upon vesting of outstanding RSUs and Stock Units. For details regarding the RSU Plan, see "Incentive Plan Awards - Description of the RSU Plan" and for a description of the Stock Units, see "Compensation Discussion and Analysis".

(4)
Except as otherwise specifically disclosed below, the amount reported under "All Other Compensation" for Named Executive Officers generally includes matching payments under the ESSP, health benefits and car allowance and insurance payments.

(5)
Mr. Schanck voluntarily reduced his base salary by 20% to $360,000 effective October 1, 2012. Mr. Schanck retired on June 30, 2013 and during the balance of 2013 was available to the Company on a consulting basis. Compensation shown in respect of 2013 includes all compensation paid to Mr. Schanck in his role as President and CEO and a consultant.

(6)
Mr. Schanck's other compensation for 2011 includes a car allowance, US health coverage payments, matching payments under the ESSP ($22,500) and annual membership costs ($41,083). Mr. Schanck's other compensation for 2012 includes a car allowance, US health coverage payments and matching payments under the ESSP ($20,625). Mr. Schanck’s other compensation for 2013 includes a car allowance, parking, US health coverage payments and matching payments under the ESSP ($9,000)

(7)
Mr. Nelson served on a consulting basis as Interim CFO from March 2, 2011 until his appointment as CFO on May 25, 2011 and began receiving compensation as CFO on June 1, 2011. Mr. Nelson retired on August 31, 2013 and continues to provide consulting services to Sonde. Compensation shown in respect of 2011 and 2013 includes all compensation paid to Mr. Nelson in his role as CFO and a consultant.

(8)
Mr. Nelson's other compensation for 2011 is for US health coverage payments ($7,000) and matching payments under the ESSP ($10,208). Mr. Nelson's other compensation for 2012 includes US health coverage payments and matching payments under the ESSP ($16,771). Mr. Nelson's other compensation for 2013 includes US health coverage payments and matching payments under the ESSP ($11,667).

(9)
Mr. Dirks served on a consulting basis as interim COO commencing May 5, 2010, was appointed COO on October 20, 2010 and began receiving compensation as COO on November 15, 2010. Mr. Dirks was appointed President and COO on June 30, 2013 and resigned on January 3, 2014.

(10)
Mr. Dirks' other compensation for 2011 includes reimbursement for relocation costs, a car allowance ($12,000), US health coverage payments and matching payments under the ESSP ($15,911). Mr. Dirks’ other compensation for 2012 includes a car allowance ($12,000), US health coverage payments and matching payments under the ESSP ($15,573). Mr. Dirks’ other compensation for 2013 includes a car allowance ($12,000), US health coverage payments and matching payments under the ESSP ($16,250).

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(11)
Mr. Nassif served on a consulting basis as President, North Africa commencing November 23, 2011 until his appointment as an officer of a subsidiary of the Company on November 16, 2012. Mr. Nassif was appointed President and CEO of the Company on January 3, 2014. Amounts reflected for 2012 represent compensation paid both as a consultant (from January 1, 2012 through November 30, 2012) and as an executive officer of the Company (December 2012). For 2012, amounts have been converted to Canadian dollars based upon the exchange rate at December 31, 2012. For 2013, amounts have been converted to Canadian dollars based upon the exchange rate at December 31, 2013.

(12)
Mr. Nassif's other compensation for 2012 includes a signing bonus ($24,981), US health coverage payments, relocation costs and a travel per diem. Mr. Nassif’s other compensation for 2013 includes an out of country per diem ($77,111), and US health coverage payments ($12,763).

(13)	Mr. Nassif was paid a bonus of US $50,000 pursuant to his consulting agreement in connection with the extension of the initial exploration period under the EPSA.

(14)	With the retirement of Mr. Nelson effective August 31, 2013, the Company retained the services of Rene P. Beaumier pursuant to a consulting arrangement to act as CFO beginning September 1, 2013.

Incentive Plan Awards

The Company has an Option Plan and an RSU Plan, the details of which are described below. In addition, prior to the adoption of the RSU Plan which provides for the award of RSUs, the Company awarded Stock Units to certain officers and directors pursuant to stand alone agreements. All Stock Unit awards and RSUs are paid in cash and no Common Shares are issued. As such, these arrangements are reported as non-equity incentive plan compensation in the Summary Compensation Table above.
Description of the Option Plan
The Option Plan was initially adopted on April 30, 2001 and amended on June 11, 2004, June 25, 2005, June 27, 2008, May 25, 2011 and February 11, 2014. The last amendment was to revise the Option Plan to comply with the requirements of the TSX Venture Exchange ("TSXV") in connection with the migration of the Company's listing from the Toronto Stock Exchange ("TSX") to the TSXV. The Option Plan is intended to provide an incentive, in the form of a proprietary interest in the Company, to officers, directors (subject to limitations), employees and service providers of the Company (collectively, the "Participants") to provide a long term incentive element in compensation and to provide a means through which Sonde can attract and retain persons of experience and ability.
At the Meeting, Shareholders will be asked to confirm the renewal of Option Plan. See “Meeting Matters - Annual Confirmation of the Option Plan”.
Under the Option Plan:

•
the maximum number of Common Shares reserved for issuance by the Company pursuant to the Option Plan plus any other security-based compensation arrangements (involving an issuance of shares from treasury) shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant;

•
participation by non-employee directors is restricted such that the number of Common Shares issuable to non-employee directors may not exceed a maximum of 1% of the outstanding Common Shares and, during any calendar year, the value of Options granted to any one non-employee director cannot exceed $100,000;

•	no one consultant can receive Options that, when granted in a 12 month period exceed 2% of the outstanding issue;

•	persons that provide Investor Relations Activities (as defined in the Option Plan) cannot receive Options that, when granted in a 12 month period exceed 2% of the outstanding issue;

•
the number of Common Shares, when combined with any other security-based compensation arrangements, issuable (or reserved for issuance) to "insiders" of Sonde may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

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•
no one Participant can receive Options that, when combined with any other security-based compensation arrangement, will entitle that Participant to purchase more than 5% of the issued and outstanding Common Shares (on a non-diluted basis);

•
there may not be issued to insiders, within a one-year period, a number of Common Shares that, when combined with any other security-based compensation arrangement, will exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

•
the exercise price of Options shall not be less than the "market value" of the Common Shares at the date of granting such Option. For purposes of the Option Plan, "market value" means the most recent closing price of the Common Shares on the TSXV prior to the date on which the Option is granted;

•
in respect of Options granted subsequent to May 25, 2011, a grant of Options shall vest over a four year period with one quarter of the Options vesting on each of the first, second, third and fourth anniversaries of the grant date, unless otherwise determined by the Board;

•
in respect of Options granted subsequent to May 25, 2011, the term and expiry date shall be determined in the discretion of the Board at the time of granting of the Options, subject to the maximum term allowable for Options being five years (subject to extension in the event of a Black-out Period (as defined in the Option Plan));

•	in the event a Participant is terminated for cause, all Options granted to such Participant shall expire immediately upon notice of termination;

•
if a Participant ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) other than termination for cause or death or Disability (as defined in the Option Plan) only those options vested at the date of such cessation shall be exercisable for a maximum period of 90 days following such cessation;

•
if a Participant ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) by reason of death or Disability, the Options then vested will be exercisable for a period of one year unless they expire at an earlier date;

•
upon the occurrence of a Change of Control Transaction (as defined in the Option Plan) all unexercised and unvested outstanding Options granted under the Option Plan shall vest and become immediately exercisable;

•
in the event that an Option expires during any period during which the holder of the Option is not permitted to trade Common Shares pursuant to the policies of the Company (a "Blackout Period") or within nine business days after such a period ends, then the expiry date of the Options shall be extended to the date that is the 10th business day after the date on which such period ends;

•
the Board may amend the Option Plan or any Option at any time and from time to time without the approval of Shareholders, provided that no such amendment may: (i) increase the maximum percentage of the issued and outstanding Common Shares issuable pursuant to the Option Plan; (ii) add any form of financial assistance by the Company for the exercise of Options; (iii) change the class of eligible Participants to the Plan which would have the potential to broaden or increase participation by insiders of the Company; (iv) reduce the exercise price of an outstanding Option or permit a reduction in the exercise price of an outstanding Option through the cancellation and re-issue of Options to a Participant; (v) amend the expiry date to extend the term of any Option or allow such Option to be exercisable for a period exceeding five years from the date the Option is granted (excluding extensions for Blackout Periods); (vi) permit the introduction or re-introduction of non-employee directors on a discretionary basis or amend the limitations on grants to non-employee directors from that established in the Plan; (vii) permit

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Options to be transferable and assignable other than in the event of death or Disability of a Participant; or (viii) amend the amendment provisions of the Option Plan. Notwithstanding the foregoing no amendment may be made that would alter or impair any Options previously granted to a Participant without the consent or deemed consent of the Participant; and

•	Options are non-transferable and non-assignable, except in limited circumstances.
No financial assistance has been or is expected to be provided by Sonde to Participants to facilitate the purchase of Common Shares under the Option Plan.
Description of the RSU Plan
The RSU Plan is intended to strengthen the ability of the Company to attract and retain qualified employees, officers, directors and consultants of the Company (collectively, "Service Providers") and provide Service Providers with an element of incentive compensation that is tied directly to share value over time, thereby aligning the interest of Service Providers with the interests of Shareholders. The RSU Plan is administered by the Compensation Committee.
Under the RSU Plan:

•	the Committee shall determine the Service Providers to whom awards of RSUs are granted (each, a "Grantee") and the number of RSUs to be awarded to each Grantee;

•
unless otherwise determined by the Committee, the RSUs shall vest on the third anniversary of the date of grant; provided, however, that in the event of a Change of Control (as defined in the RSU Plan) prior to the vesting date, all RSUs that have not yet vested as of such time shall vest on the earlier of the vesting date determined in the applicable RSU agreement and immediately prior to the effective time of the Change of Control;

•
on the applicable vesting date, the Company will pay to such Grantee, in respect of each RSU, a cash amount equal to the five-day volume weighted average trading price of one Common Share on such vesting date;

•	in the event that a Grantee (other than a non-employee director) is terminated for cause, all RSUs granted to such Grantee shall expire immediately on notice of termination;

•
if a Grantee (other than a non-employee director) ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period ("Notice Period") applicable in respect of such termination, any RSUs that are scheduled to vest within six months of the Notice Period shall immediately vest and all remaining unvested RSUs held by the Grantee shall terminate without payment of any compensation;

•
if a Grantee (other than a non-employee director) ceases to be a Service Provider for any reason other than due to termination by the Company but including resignation, retirement, death or disability, effective as of the last day of any notice period applicable in respect of such voluntary resignation or retirement, or as of the date of death or determination of disability, as applicable, all unvested RSUs held by the Grantee shall terminate without payment of any compensation;

•
unless otherwise determined by the Board, in the event that a non-employee director ceases to be a Service Provider, a pro-rated number of RSUs held by such non-employee director shall vest on the date that the non-employee director ceases to be a Service Provider; and

•	RSUs are non-transferable.

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Outstanding Option-Based Awards - Named Executive Officers

The following table sets forth information with respect to the outstanding Options for each Named Executive Officer as of December 31, 2013. The Company has not issued any share-based awards.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (1) (#)	Option Exercise Price(1) ($)	Option Expiration Date(3)	Value of Unexercised In-the-Money Options(2) ($)
Jack W. Schanck(4)	720,000	$1.98	March 31, 2014	Nil
	60,000	$1.56	March 31, 2014	Nil
	315,000	$0.62	March 31, 2014	$34,650
Kurt A. Nelson	270,000	$1.85	May 27, 2016	Nil
	59,999	$1.56	March 26, 2017	Nil
	90,000	$0.62	November 16, 2017	$9,900
William K. Dirks	518,400	$2.78	January 12, 2021	Nil
	60,000	$1.56	March 26, 2017	Nil
	225,000	$0.58	October 17, 2015	$33,750
Toufic Nassif	405,000	$0.62	November 16, 2017	$44,550
Notes:

(1)
All unvested options at December 31, 2013 vested on that date as a result of the previously discussed Marquee Transaction. The Option exercise price has been adjusted to reflect the consolidation of the Common Shares and the distribution of 0.34 of a common share Marquee for each Common Share and the number of Options has been adjusted to reflect the consolidation of the Common Shares.

(2)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 31, 2013 (prior to giving effect to the consolidation) being $0.73 and the applicable exercise price.

(3)	The expiry of all Options is subject to extension in connection with a blackout period that is imposed by the Company prior to the stated expiry date.

(4)	Options granted to Mr. Schanck during his tenure as President and Chief Executive Officer were exercisable until March 31, 2014, being 90 days following the completion of his consulting services.

Outstanding Stock Units and RSUs - Named Executive Officers

All outstanding Stock Units vested on December 31, 2013 in conjunction with the Marquee Transaction and the outstanding RSUs held by Mr. Dirks expired on December 31, 2013.
Incentive Plan Awards - Value Vested or Earned During the Year by Named Executive Officers

The following table sets forth information with respect to the value of Options vested and the value of non-equity incentive plan compensation earned for each Named Executive Officers during the year ended December 31, 2013.

Name	Options-Based Awards Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Jack W. Schanck	34,650	110,083(2)
Kurt A. Nelson	9,900	32,621(2)
William K. Dirks	33,750	226,933(2)
Toufic Nassif	44,550	Nil
Notes:

(1)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 31, 2013 (prior to giving effect to the consolidation) being $0.73 and the applicable exercise price.

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(2)	Represents cash amounts paid on the applicable vesting dates pursuant to outstanding Stock Units and RSU's during the year ended December 31, 2013.

Termination and Change of Control Payments

Upon their appointment as executive officers, each of the Named Executive Officers (other than Mr. Beaumier) entered into executive employment agreements with the Company that contain provisions relating to change of control. Each of these executive employment agreements contains non-solicitation and confidentiality restrictions in the event of termination. The obligations of confidentiality survive termination of employment for an indefinite period of time and the non-solicitation restriction continues for a period of one year following termination of employment.
Messrs. Schanck and Nelson retired during 2013. Mr. Dirks resigned for Good Reason (as defined in his executive employment agreement) on January 3, 2014 following completion of the Marquee Transaction. Mr. Dirks received a payment of $628,669 in connection with his resignation for Good Reason.
Mr. Beaumier entered into a consulting agreement with the Company effective September 1, 2013. The consulting arrangement contains confidentiality restrictions in the event of termination. The obligation of confidentiality survives the termination of the consulting agreement for an indefinite period of time. There are no payments due under the consulting agreement in the event of a change of control.
The following table summarizes applicable termination payments and benefits available under the employment contracts for Messrs. Dirks, Nassif and Beaumier. Payment of the amounts specified below is not subject to the satisfaction of any conditions but each of the Named Executive Officers is subject to obligations of confidentiality and non-solicitation that continue following the cessation of employment.

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Named Executive Officer	Termination without Cause/Resignation for Good Reason(1)(2)	Termination for Good Reason(2) upon Change of Control / Termination under Special Circumstances(3)
William K. Dirks
In the event of termination, the executive is entitled to 30 days’ notice or payment in lieu thereof plus a payment equal to one year's base salary and the cost of benefits for the same period (the "Separation Package"). The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

In the event termination occurs within six months after a change of control (as defined in the executive's employment contract) or where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to one year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Change of Control Separation Package").

Any Options, Stock Unit or RSU awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.
All Options and Stock Unit awards shall automatically vest on the date on which the executive resigns. All RSUs shall automatically vest on the earlier of the applicable vesting date and immediately prior to the effective time of a change of control.

Toufic Nassif
In the event of termination, the executive is entitled to 30 days notice or payment in lieu thereof plus one year's base salary and the cost of benefits for the same period. The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

In the event termination occurs within six months after a change of control of Sonde North Africa B.V. ("Sonde BV") (as defined in the executive's employment contract), excluding Special Circumstances described below, or where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to two year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period.

Options that would vest within six months after the date of termination shall vest immediately upon termination.
 All Options shall automatically vest on the date on which the executive resigns.

In the event that Sonde BV completes a sale, transfer, exchange or disposition of all of its interest in the Joint Oil Block such that following such transaction Sonde BV and/or its affiliates have no interest in the Joint Oil Block or the exploration production sharing agreement in connection therewith ("Special Circumstances"), the executive is entitled to two year's base salary plus an amount equal to the cost of the collateral benefits provided to the executive for a two year period.
In the event of Special Circumstances, all Options shall automatically vest on the date of termination.

Rene Beaumier
Either party can terminate the agreement upon 30 days advance written notice or by mutual written agreement of the parties. The only amount payable is the fees for services rendered to the time of termination.

The Agreement may be terminated In the event either party commits a material breach of the Agreement that remains uncured for 7 days or for good reason. The only amount payable is the fees for services rendered to the time of termination.

Notes:

(1)
In the event of a termination for cause, or upon the death or disability of the executive, the Company shall have no further obligation to the executive, other than the payment of annual base salary accrued and unpaid through the date of termination, outstanding expense reimbursements and vacation pay.

(2)	"Good Reason" means the occurrence of any event or action which would constitute constructive dismissal of the executive as an employee or officer of Sonde (or Sonde BV, as applicable).

(3)
Effective January 3, 2014 and in connection with his appointment as Chief Executive Officer, Mr. Nassif's executive employment agreement was amended and restated to, among other things, amend the definition of change of control. Mr. Nassif continues to be entitled to receive a payment equal to two year's base salary, plus an amount equal to the cost of collateral benefits provided for the same period, in the event of a change of control.

The table below sets out the estimated payment that each Named Executive Officer with an employment agreement at December 31, 2013 would have been entitled to if the event resulting in termination of employment occurred on December 31, 2013.

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	Termination without cause/Resignation with Good Reason ($)	Termination for Good Reason upon Change of Control ($)
William K. Dirks Salary/Severance Benefits Options Stock Unit Awards/RSUs Total	352,083 65,486(1) 33,750(2)(3) Nil 451,319	325,000 65,486(1) 33,750(3) Nil 424,236
Toufic Nassif Salary/Severance Benefits Options Stock Unit Awards/RSUs Total	398,850(5) 12,763(1)(5) 4,050(2)(3) Nil 415,663(5)	797,700(5) 25,526(1)(5) 4,050(3)(4) Nil 827,276(5)
Rene Beaumier Salary/Severance Benefits Options Stock Unit Awards/RSUs Total	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Notes:

(1)	US health care coverage for all executives except Mr. Beaumier and car allowance and relocation allowance for Mr. Dirks.

(2)	Includes only those Options that would vest prior to December 31, 2013.

(3)	Value of Options, Stock Units and RSUs was determined based on the closing trading price of the Common Shares on December 31, 2013 (prior to giving effect to the consolidation), being $0.73.

(4)	In the event of Special Circumstances, all Options vest and the payment for such Options at December 31, 2013 would have been $4,050 and the total payment to Mr. Nassif would have been $827,276.

(5)	Amounts for Mr. Nassif are converted from US dollars to Canadian dollars at the December 31, 2013 exchange rate.

Director Compensation

Directors’ compensation is set following the annual meeting of Shareholders and applies to the 12 month period commencing September 1 of each year. No fees are paid for attendance at meetings of the Board of Directors or standing Committees thereof. To the extent that ad hoc Committees are constituted, additional compensation may be awarded at the discretion of the Board. In connection with the Marquee Transaction, the Board of Directors established a special committee consisting of Gordon Lancaster (Chair), Kerry Brittain, James Funk and William Roach (the "Special Committee"). The following table sets forth the fee structure for non-executive directors' compensation during 2013, including compensation paid to the Special Committee:

Type of Fee	Amount ($)
Annual Retainers
Director Annual Cash Retainer	50,000
Board Chair Annual Cash Retainer	25,000
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	8,000
Audit Committee Chair Annual Cash Retainer	12,000
Committee Member Annual Cash Retainer	5,000
Special Committee Chair Retainer (one-time)	8,000
Special Committee Member Retainer (one-time)	5,000
Special Committee Meeting Fee	$1,000 for each in-person meeting ($1,500 in the case of the Chairman) and $500 for each telephonic meeting ($750 in the case of the Chairman)
Equity Compensation
Option grants and Stock Unit / RSU awards	As recommended by the Governance Committee and determined by the Board

Information Circular 19

Note:

(1)
Directors fees are paid in US dollars to directors resident in the United States and Canadian dollars to directors resident in Canada, with annual retainers being paid on a quarterly basis, in arrears. For purposes of the above table, all fees are reflected in Canadian dollars.

No RSUs or Options were granted to the non-executive directors in 2013. Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors and are eligible to participate in the ESSP.
Director Compensation Table

The following table provides information concerning compensation paid to the non-executive directors for the year ended December 31, 2013.

Name	Fees Earned(1)(2) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Kerry R. Brittain	93,500	Nil	Nil	68,421	Nil	Nil	161,921
Dr. James Funk	70,500	Nil	Nil	45,614	Nil	Nil	116,114
W. Gordon Lancaster	81,000	Nil	Nil	45,614	Nil	Nil	126,614
James H.T. Riddell	63,000	Nil	Nil	75,850	Nil	Nil	138,850
Dr. William J.F. Roach	69,000	Nil	Nil	45,614	Nil	Nil	114,614
Gregory G. Turnbull	63,000	Nil	Nil	45,614	Nil	Nil	108,614
Notes:

(1)
In 2013, directors' fees were paid to directors resident in the US in US dollars and directors resident in Canada were paid in Canadian dollars. For purposes of the above table, directors fees paid in US dollars have been converted into Canadian dollars based on the exchange rate in effect and charged to the Company on the payment date.

(2)	Reflects all fees earned by the directors, including fees earned by members of the Special Committee.
(3)    Reflects actual value of Stock Units at the date of vesting, being December 31, 2013, and paid to directors.
Mr. Schanck, an executive officer of the Company until his retirement on June 30, 2013, was not entitled to additional compensation for performance of director duties in 2013. Please see the Summary Compensation Table above for information regarding compensation paid to Mr. Schanck in his role as President and Chief Executive Officer for 2013.
Outstanding Option-Based Awards - Directors

The following table sets forth information with respect to the outstanding Options for each non-employee director as of December 31, 2013. The Company has not issued any share-based awards in 2013. Options held by Dr. Funk and Messrs. Riddell and Turnbull are subject to earlier expiration (June 25, 2014) as a result of their resignation as directors on March 27, 2014.

Information Circular 20

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(1) ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)
Kerry R. Brittain	13,500	1.62	August 16, 2016	Nil
Dr. James Funk	9,000	1.62	August 16, 2016	Nil
W. Gordon Lancaster	9,000	1.62	August 16, 2016	Nil
James H.T. Riddell	9,000	1.62	August 16, 2016	Nil
Dr. William J.F. Roach	9,000	1.62	August 16, 2016	Nil
Gregory G. Turnbull	9,000	1.62	August 16, 2016	Nil
Notes:

(1)
All unvested options at December 31, 2013 vested on that date as a result of the previously discussed Marquee Transaction. The Option exercise price has been adjusted to reflect the consolidation of the Common Shares and the distribution of 0.34 of a common share Marquee for each Common Share and the number of Options has been adjusted to reflect the consolidation of the Common Shares.

(2)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 31, 2013 (prior to giving effect to the consolidation), being $0.73, and the

Outstanding Stock Units and RSUs - Directors

Stock Unit and RSU grants are intended to ensure that a substantial portion of the compensation of the directors is in the form of long-term equity based compensation. This reflects the Board's belief that the directors should develop a meaningful equity position in the Company and that a significant portion of each director's compensation be tied to the long-term performance of the Company so that the interests of directors are aligned with Shareholders.

The following table sets forth information with respect to the outstanding Stock Units and RSUs granted to non-employee directors as of December 31, 2013. Details of these awards are in the notes following the tables.

Name	Number of Stock Units(1)(2) (#)	Number of RSUs (#)
Kerry R. Brittain	131,424	Nil
Dr. James Funk	96,904	Nil
W. Gordon Lancaster	94,040	Nil
James H.T. Riddell	96,904	Nil
Dr. William J.F. Roach	96,904	Nil
Gregory G. Turnbull	96,904	Nil
Notes:

(1)
Generally speaking, each Stock Unit represents a right to receive a cash amount equal to the closing price of a Common Share on the TSX (or such other stock exchange upon which the Common Shares are then listed and where the greatest volume of trading has occurred) on the applicable vesting date. Stock Units vest on the earliest of: (i) the last business day of the calendar year in which the third anniversary of the grant date occurs; (ii) upon a change of control (as defined in the Stock Unit award agreements); or (iii) upon the director ceasing to be a member of the Board for any reason (in respect of a pro rata portion of Stock Units determined with reference to the agreed date of termination). The Stock Units held by Dr. Funk and Mr. Turnbull did not vest in connection with their resignations on March 27, 2014. These Stock Units will vest on the earlier of: (i) the last business day of the calendar year in which the third anniversary of the grant date occurs; and (ii) upon a change of control (as defined in the Stock Unit award agreements). The Stock Units held by Mr. Riddell vested on March 27, 2014 in connection with his resignation as a director.

(2)	The number of Stock Units held has been adjusted to reflect the consolidation of the Common Shares and the distribution of 0.34 of a common Share of Marquee.

Information Circular 21

Payments made in respect of Stock Units will be made in cash. However, if at some point in the future the Shareholders approve an equity compensation plan under which the Stock Units may be paid in Common Shares, the Board (or the Compensation Committee) may determine that all or any portion of the Stock Units be paid in Common Shares.
Incentive Plan Awards - Value Vested or Earned During the Year by Directors

The following table sets forth the value of all option-based awards vested and all non-equity incentive plan compensation earned by the non-employee directors during the year ended December 31, 2013.

Name	Options-Based Awards Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Kerry R. Brittain	Nil	68,421
Dr. James Funk	Nil	45,614
W. Gordon Lancaster	Nil	45,614
James H.T. Riddell	Nil	75,850
Dr. William J.F. Roach	Nil	45,614
Gregory G. Turnbull	Nil	45,614
Note:

(1)
All unvested options at December 31, 2013 vested on that date as a result of the previously discussed Marquee Transaction. The Option exercise price has been adjusted to reflect the consolidation of the Common Shares and the distribution of 0.34 of a common share Marquee for each Common Share and the number of Options has been adjusted to reflect the consolidation of the Common Shares.

Equity Ownership Requirements

The Board has adopted a policy requiring non-executive directors, within five years of their appointment or election, to hold Common Shares and/or RSUs and Stock Units with a value of at least three times their annual cash retainer. In addition, Mr. Nassif, President and Chief Executive Officer of the Company, is required, to hold Common Shares having a value of not less than one and one-half times his base salary or 300,000 Common Shares, whichever is less, within three years of the effective date of commencement of his employment.
The Corporate Governance Committee is responsible for monitoring compliance with this policy and each of the directors and officers of the Company has additional time to meet the ownership requirement. However, in connection with the Marquee Transaction, all of the Stock Units held by the directors were vested and paid out in cash and the share trading price declined as a result of the distribution of the common shares of Marquee to Shareholders. As a result of these events, the Corporate Governance Committee is reviewing the equity ownership policy and revisions to the policy may occur during 2014.
The following table sets forth, as a December 31, 2013, the "at risk" investment in Sonde for Mr. Nassif and the directors named therein. Messrs. Adams and Edmiston were recently appointed to the Board and did not own any Common Shares, Stock Units or RSUs as at December 31, 2013.

Name	Number of Common Shares owned, controlled or directed(1) (#)	Number of Stock Units and RSUs held(2) (#)	Number of Common Shares owned, controlled or directed and Stock Units and RSUs held(1)(2) (#)	Total value of Common Shares, Stock Units and RSUs (value at risk) as at December 31, 2013(3)(4) ($)
Kerry R. Brittain	27,000	131,424	158,424	115,650
W. Gordon Lancaster	Nil	94,040	94,040	68,649
Dr. William J.F. Roach	9,000	96,904	105,904	77,310
Toufic Nassif	Nil	Nil	Nil	Nil

Information Circular 22

Notes:

(1)	Includes Common Shares owned directly and indirectly and Common Shares that are controlled or directed.

(2)
The number of Stock Units held has been adjusted to reflect the consolidation of the Common Shares and the distribution of 0.34 of a common Share of Marquee. There were no RSUs as at December 31, 2013.

(3)	Value calculated as the closing price of the Common Shares on the TSX on December 31, 2013 (prior to giving effect to the consolidation) being $0.73.

(4)	For purposes of the executive share ownership requirements, RSUs and Stock Units are treated as Common Shares.

CORPORATE GOVERNANCE
The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201, Corporate Governance Guidelines which are addressed below. In addition, the Board monitors and considers for implementation by Sonde the corporate governance standards which are proposed by various Canadian and US regulatory authorities or which are published by various non-regulatory organizations in Canada or the US. The Company strives to enhance its disclosure to Shareholders on an annual basis.
Mandate of the Board

The Board has responsibility for the stewardship of the Company. The Board has adopted a formal written mandate which is set out as Appendix "A" to this Information Circular. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Company's debt and borrowing policies and setting the policies and principles for CEO selection and performance. The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and Shareholders.
Composition of the Board

Independence
The Board currently consists of six directors who provide the Company with a wide diversity of business experience and all six of these directors have agreed to stand as nominees for election at the Meeting. Messrs. Riddell, Funk and Turnbull served as directors of the Company throughout 2013 and resigned at the Board of Directors’ meeting held on March 27, 2014. At that same meeting, Messrs. Adams, Edmiston and Nassif were appointed to the Board and are currently serving as directors. Additional information for each of the directors can be found under the heading "Meeting Matters - Election of Directors". The Board has determined that all of the current directors with the exception of Mr. Nassif are independent as such term is defined by National Instrument 58-101, Disclosure of Corporate Governance Practices by having no direct or indirect material relationship with the Company, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of the Company or which could reasonably be expected to interfere with the exercise of the director's independent judgment. Mr. Nassif is the President and Chief Executive Officer of the Company and therefore does not meet the definition of independence.

Information Circular 23

Director Nominee	Independent	Non-Independent
Mike Adams	√
Kerry R. Brittain	√
James A. Edmiston	√
W. Gordon Lancaster	√
Toufic Nassif		√
Dr. William J. F. Roach	√
Other Directorships
The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more Canadian (or foreign) jurisdictions:

Name	Name of Reporting Issuer
James A. Edmiston	Harvest Natural Resources Inc.
W. Gordon Lancaster	Ainsworth Lumber Co. Ltd. SouthGobi Resources Limited
Dr. William J.F. Roach	KiOR, Inc. Marquee Energy Ltd. Porto Energy Corp.
There are no interlocking board memberships.
Board and Committee Meetings
The following tables disclose the attendance record for each director for all Board and standing committee meetings held during 2013.

Directors	Board 15 Meetings		BOARD COMMITTEES												Overall Attendance
			Audit Committee 4 Meetings		Governance Committee 3 Meetings		Health, Safety, Environment and Reserves Committee 2 Meetings		Compensation Committee 2 Meetings		Special Committee 4 Meetings(2)		Overall Committee Meeting Attendance
	No.	%	No.	%	No.	%	No.	%	No	%	No.	%	No.	%	No.	%
Kerry R. Brittain(4)	15	100	4	100	3	100	N/A	N/A	N/A	N/A	4	100	11	100	26	100
Dr. James Funk(3)	14	93	N/A	N/A	3	100	2	100	N/A	N/A	4	100	9	100	23	96
W. Gordon Lancaster	15	100	4	100	N/A	N/A	N/A	N/A	2	100	4	100	10	100	25	100
James H.T. Riddell(3)	11	73	N/A	N/A	N/A	N/A	1	50	2	100	N/A	N/A	3	75	14	74
Dr. William J.F. Roach	15	100	4	100	N/A	N/A	2	100	N/A	N/A	4	100	10	100	25	100
Jack W. Schanck(1)	7	100	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	7	100
Gregory G. Turnbull(3)	13	87	N/A	N/A	3	100	N/A	N/A	2	100	N/A	N/A	5	100	18	90
Notes:

(1)	Mr. Schanck retired as a director of the Company in June 2013.

(2)	The Special Committee was struck to deal with the Western Canadian strategic alternative review which resulted in the Marquee Transaction.

(3)	Messrs. Riddell, Funk and Turnbull resigned from the Board of Directors on March 27, 2014.

(4)
As Chairman, Mr. Brittain attends meetings of the standing Committees from time to time and during 2013 he attended all meetings of the Health, Safety, Environment and Reserves Committee and the Compensation Committee as an invited guest.

Information Circular 24

The Board has at least four regularly scheduled meetings per year. During all regularly scheduled meetings (and certain other meetings), the Board and its committees conduct in camera sessions, at which no members of management are present. The in camera sessions of the Board are held at such times as the Chairman determines advisable. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Shareholders. In 2013, the Board met without management and non-independent directors present on thirteen of fifteen occasions.
Position Descriptions

Chairman
The Board has developed a written position description for the Chairman, which provides that the Chairman is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to ensure that the Board is alert to its obligations to the Company. The Chairman is required to be independent under the standards for independence established by the Board and is required to have certain competencies and skills determined appropriate by the Board.
Mr. Kerry R. Brittain is currently serving as Chairman and he is independent within the meaning of National Instrument 52-110, Audit Committees. Mr. Brittain was selected by the independent directors of the Board to serve as Chairman.
Committee Chairs
The Board has developed written position descriptions for the chairs of each committee. The chairs of each committee are to provide effective leadership at the committee level and ensure that the each committee fulfills its mandate.
A copy of the position descriptions for each of the Chairman and the committee chairs can be found on the Company's website at www.sonderesources.com.
Chief Executive Officer
The Board has adopted a position description for its CEO, which is generally reviewed annually by the Board. The CEO's principal duties and responsibilities are providing leadership and vision for the Company, developing a strong organization with the right people in the right places, overseeing the executive management of the Company in particular with respect to the day-to-day affairs of the Company, developing long term and short term strategic plans and financial and operating plans; reporting to the Board and Shareholders and managing relationships with stakeholders. In addition, the written mandate of the Compensation Committee provides that it will conduct annual performance reviews of the CEO with the results of such reviews to be communicated to the Board, giving the Board a formal opportunity to provide direction and feedback to the CEO concerning the performance of his or her duties.
Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. However, the Corporate Governance Committee is mandated, as may be required from time to time, to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors. Although, no formal programs have been implemented to date, all directors are provided with information about the Company, its strategy and operations and have access to the Company's policies, mandates and terms of reference, including the Code of Business Conduct and Ethics.
All directors have been provided with this baseline of knowledge about the Company which serves as a basis for informed decision making. This baseline of knowledge includes a combination of written material and the ability to attend one-on-one meetings with senior management of the Company.

Information Circular 25

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through regular communications from management, the Chairman of the Board and reports and presentations at Board meetings.
Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for all directors, officers, employees and consultants of the Company. The Code is available on SEDAR at www.sedar.com and on the Company's website at www.sonderesources.com. The Company expects that all directors, officers, employees and consultants of the Company will adhere to the highest ethical standards in the Company's business activities. All directors, officers, employees and consultants of the Company are expected to deal fairly with other employees, customers, suppliers, competitors, governments and the general public.
The Board and management of the Company monitor compliance with the Code. All directors, officers, employees and consultants of the Company are encouraged to report violations of the Code to an employee's supervisor, the CEO, the chair of the Audit Committee or the Chairman, as may be appropriate in the circumstances.
The Board has adopted a whistleblower policy (the "Whistleblower Policy") as part of the Code. The Whistleblower Policy provides a means for all directors, officers, employees and consultants of the Company to report violations of the Whistleblower Policy to a confidential and anonymous independent third party. The Whistleblower Policy encourages the reporting of questionable accounting or auditing matters; inadequate internal accounting controls; misleading or coercion of auditors; disclosure of fraudulent or misleading financial information; instances of corporate fraud; material misrepresentations in any written or oral disclosure made by or on behalf of the Company; breach of the Company's policy on trading in securities; and other activities that may violate the Code or which the individual believes are illegal, unethical or otherwise detrimental to the Company. The Company requires directors, the CEO, COO, CFO, all Vice-Presidents, all General Managers, all individuals with responsibilities in finance, human resources, purchasing and any other employees or consultants as determined by the CEO or the Chair of the Corporate Governance Committee to complete an acknowledgement to confirm they have read and are in compliance with the Code on an annual basis.
No material change reports have been filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
The Code requires disclosure of any transactions or agreements in respect of which any director, officer, employee or consultant of the Company has a material interest and the extent and nature of that interest. Any director with a conflict of interest or who is capable of being perceived as being in a conflict of interest with respect to the Company must abstain from discussion and voting by the Board or any committee on any motion to recommend or approve the relevant agreement or transaction. The Board itself must comply with conflict of interest provisions of the ABCA in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Board has adopted a Formal Disclosure Policy (the "Disclosure Policy"), in order to promote consistent disclosure practices aimed at informative, timely, accurate and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation. In accordance with the Disclosure Policy, a Disclosure Committee comprised of the CEO, the CFO and one independent director has been established to oversee the Company's disclosure practices and to ensure the Company meets all regulatory disclosure requirements. During 2013 Mr. Turnbull served as the independent director on the Disclosure Committee (with Mr. Brittain serving as an alternate member as required).

Information Circular 26

Nomination of Directors

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Corporate Governance Committee. The Corporate Governance Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director should possess. The Corporate Governance Committee is responsible for identifying potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment includes a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.
The Corporate Governance Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of Shareholders or to be appointed to fill vacancies between annual meetings of the Shareholders and will approach nominees to ascertain their willingness to serve as a member of the Board.
The Corporate Governance Committee has assessed the relevant experience and competencies of Board members through the use of individual director interviews in connection with the Board effectiveness evaluation process. During these interviews, directors discussed their skills and experience and identified the skills that they considered desirable for the Board to function optimally. The Corporate Governance Committee then considered this feedback in its director recruitment process.
Board Committees and their Mandates

The Board has the following four standing committees: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Health, Safety, Environment and Reserves ("HSER") Committee. In addition, ad hoc committees may be constituted from time to time. The following is a description of the standing committees and their current membership.

Audit Committee
Chair: W. Gordon Lancaster
Members: Kerry R. Brittain and Mike Adams
The Audit Committee is constituted with three independent directors. The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in National Instrument 52-110, Audit Committees. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements. In addition, the Board has determined that W. Gordon Lancaster is a "financial expert" as defined in National Instrument 52-110, Audit Committees.
The Audit Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of the Company's financial statements; (ii) the integrity of the financial reporting process; (iii) the integrity of the Company's system of internal control and management of financial risks; (iv) the external auditors' qualifications and independence; and (v) the external audit process and the Company's process for monitoring compliance with laws and regulations.
The Audit Committee is directly responsible for recommending to the Board the nomination of the external auditor and the compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting).
The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

Information Circular 27

The Audit Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Audit Committee. The Audit Committee meets at least four times annually and is responsible for approving the interim financial statements of the Company.
Further information relating to the Audit Committee can be found under the heading "Audit Committee" in the Annual Information Form of the Company dated March 19, 2014 available on SEDAR at www.sedar.com.
Compensation Committee
Chair: Dr. William J. F. Roach
Members: W. Gordon Lancaster and James A. Edmiston
The Compensation Committee is constituted with three independent directors.
The Compensation Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing the Company's overall compensation policies and guidelines and the related objectives thereto; and (ii) developing the Company's corporate succession and development plans at the executive and senior officer level.
The Compensation Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.
The Compensation Committee holds in camera meetings, without management present, at some regularly scheduled meetings of the Compensation Committee. It is intended that the Compensation Committee will meet quarterly each year. During 2013, the Compensation Committee met twice and elected to refer matters relating to compensation and retention in connection with the Marquee Transaction to the full Board for consideration.
Corporate Governance Committee
Chair: Mike Adams
Members: Dr. William J. F. Roach and Kerry R. Brittain
The Corporate Governance Committee is constituted with three independent directors.
The Corporate Governance Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing criteria and procedures for the identification and recruitment of new directors; (ii) reviewing and making recommendations regarding the size, composition and organization of the Board and its committees; (iii) evaluating the performance and effectiveness of the Board and its committees; (iv) recommending non-executive director compensation; and (v) developing and recommending guidelines, policies and procedures relating to corporate governance.
The Corporate Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.
The Corporate Governance Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Corporate Governance Committee. The Corporate Governance Committee meets as is necessary to fulfill its responsibilities.

Information Circular 28

Health, Safety, Environment and Reserves ("HSER") Committee
Chair: James A. Edmiston
Members: Mike Adams, and Toufic Nassif
The HSER Committee is constituted with two independent directors and one non-independent director.
The HSER Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the Company's obligations under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities with respect to the oil and natural gas reserves evaluation process of the Company and public disclosure of reserves data and related information in connection with the Company's oil and gas activities; and (ii) the Company's legal, regulatory, industry and community obligations pertaining to areas of health, safety and environmental matters.
The HSER Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.
The HSER Committee holds in camera meetings, without management present, as required at regularly scheduled meetings of the HSER Committee. The HSER Committee meets at least two times annually.
Assessments

The Board, with the assistance of the Corporate Governance Committee, is responsible for ensuring that there is a process in place for annually evaluating the performance and effectiveness of the Board, its committees and the individual directors based on their applicable written mandate or position description.
Annually, Board members complete an evaluation of the performance and effectiveness of the Board, its committees and individual directors and assess the overall skills and competencies of the individual directors. The Corporate Governance Committee reviews and analyzes the results of the evaluation as part of its assessment of the appropriateness of the Board's processes and composition. In respect of the 2013 evaluation of Board effectiveness, legal counsel to Sonde conducted individual interviews with each director regarding specific matters relating to Board, committee and individual director performance and prepared reports that were provided to the Corporate Governance Committee and the Board.
The objective of the assessments is to ensure the continued effectiveness of the Board and individual directors in the execution of its and their responsibilities and to contribute to a process of continuing improvement and evolution of Board performance. In addition to any other matters the Board deems relevant, the assessments will consider in the case of the Board or a committee, the applicable written mandate or position description, as well as the competencies and skills each individual director is expected to bring to the Board. Specific areas for improvement are discussed at the Board level and changes are implemented as appropriate.

Information Circular 29

MEETING MATTERS

1.	Financial Statements

The audited financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the Shareholders at the Meeting. Copies of the Company's annual and interim financial statements are also available on SEDAR at www.sedar.com.

2.	Election of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his successor is elected or appointed. At the Meeting, six directors will be proposed for election.
The enclosed form of proxy permits you to vote in favour of all nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies "FOR" the election of all nominees specified below.
Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. If, for any reason, any of the nominees is unavailable to serve, the persons designated in the form of proxy will be able to vote in their discretion for any substitute nominee or nominees. The persons named in the enclosed form of proxy intend to vote "FOR" the election of any substitute nominee or nominees recommended by management of Sonde.
The Board of Directors has adopted a Majority Voting Policy to deal with circumstances in which a nominee receives a greater number of votes "withheld" from his election than votes "for" in an uncontested election of directors. Pursuant to this policy, the Corporate Governance Committee will promptly consider, and make a recommendation to the Board, with respect to what steps will be taken, if any, based on the best interests of the Company. In considering what is in the best interests of the Company, the Corporate Governance Committee will review all factors deemed relevant by members of such Committee including, without limitation: the reasons, if known, why Shareholders withheld votes from the election of that nominee; any alternatives for curing the underlying cause of the withheld votes; the length of service and qualifications of the nominee; the nominee's past and expected contributions to the Company; whether requiring and accepting the resignation of the nominee would trigger defaults or other adverse consequences under material contracts or acceleration of change of control provisions and other rights in severance or employment agreements or benefit plans; the overall composition of the Board, including the current mix of skills and attributes on the Board; whether requiring and accepting the resignation by the nominee would cause the Company to fail to meet any applicable listing or regulatory requirement; and the Company's governance policies. The Board will make its decision with respect to any actions to be taken within 90 days of the applicable annual meeting, and will promptly disclose its decision in a press release. This policy does not apply in circumstances involving a contested election of directors.

Information Circular 30

Name and Residence	Office(s) held with Sonde	Director Since	Principal Occupation(s) During the Last Five Years	Common Shares Beneficially Owned Directly or Indirectly or Controlled
Mike Adams(1)(3)(4) British Columbia, Canada	Director	March 2014
Currently, independent business energy consultant, from 2004 to 2013 Vice President Global Business Development and Internal Qualified Reserves Evaluator with Talisman Energy Inc., and from 1999 to 2003, Managing Director of Waterous and Co.
				Nil
Kerry R. Brittain(1)(3) Texas, United States	Chairman	September 2009	Retired from law practice. Prior to July 2007, Senior Vice President, General Counsel and Secretary for Harvest Natural Resources Inc., a public oil and gas company.	27,000
James A. Edmiston(2)(4) Texas, United States	Director	March 2014
From 2004 to present, President, Chief Executive Officer and Director of Harvest Natural Resources Inc., a public company with projects in Venezuela, Gabon and Indonesia. Prior to that, 22 years with Conoco and ConocoPhillips in various management positions.
				Nil
W. Gordon Lancaster(1)(2) British Columbia, Canada	Director	April 2011	From November 2009 to present, an independent business consultant and from January 2004 to November 2009, Chief Financial Officer of Ivanhoe Energy Inc., a public oil and gas company.	Nil
Toufic Nassif(4) Texas, United States	Director	March 2014	From January 2014 to present, President and CEO of Sonde Resources Corp., and from November 2012 to January 2014 President of Sonde North Africa. Prior to that Vice President and Commercial Director for BP Libya.	19,500
Dr. William J.F. Roach(2)(3) Alberta, Canada	Director	September 2009	From January 1, 2012 to present, Chief Executive Officer of Cavalier Energy Inc., a private oil sands company. From October 2010 to December 31, 2011, Chief Executive Officer of Calera Corporation, a carbon capture company. Prior thereto, from October 2004 to October 2010, President and Chief Executive Officer of UTS Energy Inc., a public oil and gas company.	9,000
Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Member of the HSER Committee.

Corporate Cease Trade Orders or Bankruptcies
To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days.

Information Circular 31

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Personal Bankruptcies
To the knowledge of management, no proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.
Penalties or Sanctions
To the knowledge of management, no proposed director of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.
Appointment of Auditors
At the Meeting, Shareholders will be asked to pass a resolution appointing Deloitte LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the remuneration to be paid thereto. Deloitte LLP was first appointed as auditors of the Company on December 1, 2009.
Annual Confirmation of Stock Option Plan
Background
Pursuant to the TSXV Policy 4.4 (the "TSXV Policy") of the TSXV Corporate Finance Manual, the Company is permitted to maintain a rolling stock option plan reserving a percentage of the issued and outstanding Common Shares for issuance pursuant to Options. In accordance with the TSXV Policy, rolling option stock plans must receive Shareholder approval yearly at an annual meeting. As the Company listed its Common Shares on the TSXV on February 19, 2014, the Company is seeking the confirmation of its Option Plan. The Company is not proposing any new changes to the existing Option Plan. Shareholder approval is being sought only to comply with the TSXV Policy. For a description of the Option Plan, see "Incentive Plan Awards - Description of the Option Plan".
As of April 30, 2014, a total of 3,853,459 Options to purchase Common Shares pursuant to the Option Plan were outstanding.

Information Circular 32

Approval Required
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the Option Plan:
"BE IT RESOLVED THAT:

1.	The Company's existing stock option plan is hereby confirmed and approved; and

2.
Any one officer or director of the Company is hereby authorized to execute and deliver all such documents and to do all such acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to this resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast at the Meeting by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named, intend to vote FOR the approval of the Option Plan.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, neither the Company nor any director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2013, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.
OTHER BUSINESS
Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2013 and Management Discussion & Analysis ("MD&A"). In addition, a Shareholder may obtain copies of the Company's audited financial statements for the year ended December 31, 2013 and MD&A by contacting Rene Beaumier, Chief Financial Officer of the Company, by mail at 3100, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 503-7931 or by email at rbeaumier@sonderesources.com.

Information Circular 33

APPENDIX "A"
BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE

Purpose and Role
The Board of Directors (the "Board") of Sonde Resources Corp. (the "Company") has the responsibility for the stewardship of the Company. The role of the Board is to provide leadership and the independent supervision and oversight of the business and affairs of the Company. Each member of the Board is required to act in the best interests of the Company and its shareholders.
The Company's officers and employees are responsible for the day to day management and conduct of the business of the Company and the implementation of the strategic plan approved by the Board.
This Board Mandate and Guidelines for Corporate Governance ("Mandate") is intended to provide parameters and direction to the Board regarding its responsibilities and principles of governance. This Mandate is in addition to and is not intended to change or interpret any applicable law or regulation or the Articles or By-laws of the Company. Any waivers of this Mandate must be approved by the Board. This Mandate is subject to modification from time to time by the Board.
The operation of the Board is a dynamic and evolving process. Accordingly, this Mandate will be reviewed periodically by the Corporate Governance Committee and any recommended revisions will be submitted to the Board for consideration.
Responsibilities
The Board's responsibilities include:

•
Approve the strategic direction of the Company. This will include the adoption of a strategic planning process and the annual review and approval of a strategic plan which takes into account, among other things, the nature, opportunities and risks associated with the business of the Company.

•	Set the policies and principles for Chief Executive Officer (the "CEO") selection. Select, evaluate and, if necessary terminate the CEO.

•
Set the policies and principles for executive officer performance. Assess the performance of the CEO at least annually. Together with the CEO assess the performance of other executive officers at least annually. The Board will also take reasonable steps to ensure that the CEO has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

•	Succession planning for the CEO and executive officers of the Company and the periodic review of the Company's succession plans.

•	Identification of the principal risks of the Company's businesses and the taking of steps to ensure the implementation of appropriate systems to manage these risks.

•	Review and, where appropriate, approve fundamental operating, financial and other major plans and initiatives, including approval of the Company's annual financial plans.

•
Establish policies for the selection and retention of directors of the Company. Annually determine those individual directors proposed to be nominated for electing at the next annual general meeting of shareholders.

Appendix A1

•
Monitor compliance with applicable law and the Company's policies related to health, safety, environment, aboriginal and stakeholder affairs and social responsibility and taking all reasonable steps to ensure corrective measures are taken when issues arise.

•
Set the ethical tone and foster ethical and responsible decision making by management. Adopt a Code of Business Conduct and Ethics (the "Code") applicable to all directors, officers and employees. Monitor compliance with the Code, and decline, grant and provide for appropriate disclosure of any waivers of the Code for officers and directors.

•
Establish and annually review a delegation of authority for expenditures and other corporate actions. Delegate to the CEO the authority to manage and supervise the business of the Company, including making of all decisions regarding the Company's operations that are not reserved to the Board under the terms of the delegation of authority.

•
Periodically review the Company's disclosure policy which, among other matters, (i) addresses how the Company interacts with shareholders, stakeholders, analysts and the public, and (ii) contains measures to avoid selective disclosure.

•	Review of, and being satisfied with, the integrity of the Company's internal control and management information systems.

•	Development of measures for receiving shareholder feedback.

•	Provide advice and counsel to management. This occurs both in formal Board and Committee meetings and through informal, individual director contacts with the CEO and other members of management.

•	Oversee the annual evaluation of the performance and effectiveness of the Board, Committees, all individual directors, the Chairman of the Board and committee chairs.
Board Composition
Number
The number of directors shall be not less than three and not more than fifteen. The size of the Board should be one that can function effectively as a board.
Term
Board members are elected to hold office for a term of one year. The Board does not believe it should establish term limits. Instead, the Board believes that the annual assessment of the Board's performance provides an opportunity to review each director's continuation on the Board and desire to remain a member.
Independent Directors
Independent directors must comprise a majority of the Company's board.
Chairman
The Chairman of the Board shall be elected from the independent directors. While it is the view of the Board that the roles of CEO and Chairman of the Board should be separated, the Board retains the discretion to combine the positions based on what is best for the Company in light of all circumstances.

Appendix A2

Retirement
Directors who are not employees of the Company will retire from the Board effective at the Annual Meeting of Shareholders that follows their seventy-second birthday.
Individual Director Responsibilities
Attendance at Board Meetings
Board members are expected to attend all board meetings and all meetings of committees on which they serve. The Board recognizes that occasional meetings may need to be scheduled on short notice when participation of a director is not possible and that conflicts may arise from time to time that will prevent a director from attending a regularly scheduled meeting. However, the Board expects that each director will make every possible effort to keep such absences to a minimum. While attendance at Board meetings in person is preferred, it is recognized that on occasion a member may need to attend by telephone.
Attendance at Shareholder Meetings
Board members are expected, to the extent possible, to attend the annual general meeting of shareholders.
Review of Materials
Board members are expected to review in advance all board materials distributed for a meeting.
Change of Position
Directors will offer their resignation upon a change of position, including retirement from the position on which their original nomination was based. It is not the sense of the Board that such directors should necessarily leave the Board. There should, however, be an opportunity for the Board to review continued appropriateness of Board membership under these circumstances.
Conflict of Interest
If an actual or potential conflict of interest develops because of a change in the business operations of the Company, or in a director's circumstances, the director should report the matter immediately to the Chairman of the Board for evaluation. A significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.
Director Qualifications
Selection of Board Members
The Board is responsible for nominating members to the Board and for filling vacancies that may occur between annual meetings of the shareholders. The Corporate Governance Committee, with direct input from the CEO and other Board members, is responsible for identifying and screening candidates for Board membership.
Selection Criteria
The Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of perceived needs of the Board at any given point in time. The Corporate Governance Committee shall periodically review and update the criteria as deemed necessary.

Appendix A3

Determination of Independence
In determining whether a director is independent, there shall be no fixed criteria or bright line rules. The Board believes that true independence is measured by subjective and objective factors taking into account the totality of the circumstances. In addition, any determination of independence will be based upon applicable securities laws and regulations and exchange listing standards. Annually the Board will affirmatively determine which members of the Board are independent.
Orientation Program
The Board shall establish an orientation program for new directors which includes comprehensive information about the Company's business and operations; meetings with the executive officers and management of the Company; general information about the Board and its Committees, including director compensation and benefits; a review of the Company's policies and procedures; and, a review of director duties and responsibilities. Where appropriate, new directors will also be asked to attend educational programs or institutes concerning membership on boards.
Continuing Education
The Board recognizes the importance that all directors need to remain current on the operations and businesses of the Company and external factors that affect it such as governance best practices and changes in the law. Review of materials provided by management and professional advisors to the Company, special briefings, periodic in-depth reviews and on-site visits to new or changed operations are among the ways the directors will be continually educated on the Company. In addition, directors are encouraged to maintain a currency of understanding of their legal responsibilities and board and governance practices by attending programs sponsored by the Company or by accredited institutions.
Operation of the Board; Meetings
Regular Meetings
The Board shall have four regularly scheduled meetings per year. Special meetings are called as necessary.
Strategic Review
At least one Board meeting a year will review long-term strategic plans, principal issues expected to face the Company in the future, and business plans.
Executive Sessions
At each regularly scheduled meeting and as deemed appropriate for any special meetings, the independent directors of the Board shall meet in executive session without management, including the CEO. At least once a year the executive session will be for the purpose of evaluating CEO performance and compensation. The Chairman of the Board will chair the executive session or, in his or her absence, the Board will appoint a chair.
Quorum
A quorum for meetings will be a majority of the members of the Board.

Appendix A4

Board and Committee Agenda
The Chairman of the Board and the CEO are responsible for establishing the agenda for each Board meeting, although other Board members are free to include items on the agenda. Each director is also free to raise at any Board meeting subjects that are not on the agenda for that meeting. The Chair of each Committee shall establish the agenda for Committee meetings. Adequate time will be scheduled for completion of the matters placed on the agendas.
Board and Committee Materials
In advance of each regular Board and Committee meeting and, to the extent possible special meetings, a proposed agenda and minutes of the last meeting will be distributed to each member. In addition, information and data important to members' understanding of the matters to be considered, including copies of presentation materials, background summaries, and proposed resolutions, will be distributed, to the extent feasible or appropriate, at least seven days in advance of a meeting.
Attendance by Management
The Chairman of the Board or the CEO may invite one or more members of management to be in regular attendance at board meetings and may include other officers and employees from time to time as appropriate in the circumstances.
Access to Information; Outside Advisors
The Board shall have free access to information and the officers, management, employees and consultants of the Company. The Board also has complete access to independent advisors, including the independent auditors and outside counsel of its choice with respect to any issues relating to its activities. The Company shall provide the funds necessary to pay for independent advisors retained by the Board.
Director Compensation
Fees
Each independent director will be paid a fee for his or her services as a director. The Chairman of the Board and the chair of each Committee will also be paid a fee for his or her services as a chair. In addition, the directors may be paid supplemental fees for special board meetings, attending business meetings on behalf of the Company or other activities which require a substantial commitment of time or travel.
Sole Compensation
Directors' fees must be the sole compensation paid by the Company for each independent director of the Company.
Determination of Fees
Directors' fees shall take into account the views of compensation experts; what is customary in relation to companies comparable in size and line of business; level of director involvement; and, any unique circumstances facing the Board. Directors' fees shall be set by the Board on an annual basis, ordinarily at the first board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee.

Appendix A5

Equity Ownership
The Board believes directors should hold equity ownership in the Company, and that a portion of Directors' fees should consist of company equity in the form of stock units, stock grants and restricted stock. It is anticipated that each director will develop a meaningful equity position in the Company over time. In addition, the Board may establish share ownership targets and ownership holding periods for directors.
Board Committees
Standing Committees
The full Board considers all major decisions of the Company; however, a substantial portion of the analysis and work of the Board is by standing Board Committees who are empowered to act on behalf of the full Board for those areas the Board has prescribed. The Company shall have four standing Committees: (a) Audit; (b) Compensation; (c) Corporate Governance; and (d) Health, Safety, Environment and Reserves.
Ad Hoc Committees
From time to time, the Board may designate ad hoc committees. Such committees shall have the authority and responsibilities delineated in the resolutions creating them.
Committee Size and Composition
Each standing committee shall consist of at least three voting members, and the voting members must all be independent directors.
Committee Appointments
Committee appointments to the standing committees and the chair of those committees shall be determined at the first Board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee. In making its recommendations to the Board, the Corporate Governance Committee shall give consideration to rotating committee members from time to time; subject matter expertise of individual board members; applicable regulatory or listing requirements; tenure; and, the desire and time availability of individual Board members.
Committee Charters
Each standing committee must adopt a written charter, and submit a copy of the charter to the Board for approval. The adequacy of the charters of each standing committee will be reviewed at least annually.
Committee Reports
Reports on each Committee meeting are made to the full Board. All directors will be furnished copies of each Committee's minutes.
Audit Committee
The following guidelines shall apply only to the Audit Committee:

•	Each member of the Audit Committee must meet the independence requirements of applicable securities laws and regulations and exchange listing standards.

•	The chair of the Audit Committee must have accounting or financial management experience.

Appendix A6

•	At least one member of the Audit Committee must be determined by the Board to qualify as a "financial expert" as that term is defined in Securities Exchange Commission rules.

•
Each member of the Audit Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. A director is financially literate if he or she has the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

•
An Audit Committee member may not serve on the audit committee of more than three publicly held companies, unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Company's Audit Committee.

Committee Secretary
The Secretary to the Company or a Committee designee shall record the minutes of each Committee meeting.
Meetings
There is no fixed schedule for how often Committees must meet; however, the Audit Committee shall meet at least quarterly with management, internal auditors and the independent auditors. Committee meetings will ordinarily take place on the day before a regular Board meeting and at such other times as determined by the chairs of each Committee.
Annual Assessment
Each Committee will annually assess its performance to confirm it is meeting its responsibilities under its charter. The results of the review shall be provided to the chair of the Corporate Governance Committee.
Management Responsibilities
Periodic Reports
Management shall routinely send to the directors monthly financial statements, operations reports, earnings reports, analysts' reports and other information designed to keep the directors informed of the material aspects of the Company's business, performance and prospects. Management shall also be responsive to requests for information from Board members.
Board Materials
Management is responsible for the preparation and timely distribution of materials for Board and Committee meetings.
Press Releases
All non-routine press releases shall be distributed to directors sufficiently in advance of their release so as to afford each accessible director a reasonable opportunity to comment on the release.

Appendix A7

Company Spokesperson
The Board believes that management should speak for the Company. Individual directors may, from time to time, receive requests for comment from various constituencies who are involved with the Company. If comments from the Board are appropriate, they should be made only with the knowledge of the executive officers and, absent special circumstances, come only from the Chairman or the Company's designated spokesperson.
These Corporate Governance Guidelines and the charters of the Board committees shall be posted on the Company's website. The Company's website shall provide information on how to contact the Directors.

Appendix A8

Document 2

FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF SONDE RESOURCES CORP.

The undersigned holder ("Shareholder") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") hereby appoints Toufic Nassif, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Kerry Brittain, Chairman of the Board of the Company, or in lieu of the foregoing, _______________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of Shareholders (the "Meeting") to be held at 3:00 p.m. (Calgary time) on June 19, 2014 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1.	On the ordinary resolution electing the directors as set forth in the Information Circular of the Company dated April 30, 2014 (the "Information Circular"):

Mike Adams	VOTE FOR ☐	WITHHOLD VOTE ☐
Kerry R. Brittain	VOTE FOR ☐	WITHHOLD VOTE ☐
James A. Edmiston	VOTE FOR ☐	WITHHOLD VOTE ☐
W. Gordon Lancaster	VOTE FOR ☐	WITHHOLD VOTE ☐
Toufic Nassif	VOTE FOR ☐	WITHHOLD VOTE ☐
Dr. William J.F. Roach	VOTE FOR ☐	WITHHOLD VOTE ☐

2.	On the ordinary resolution appointing Deloitte LLP, Chartered Accountants, as auditors of the Company at such remuneration as may be approved by the board directors of the Company:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	On the ordinary resolution to confirm the renewal of the stock option plan of the Company:

VOTE FOR ☐	VOTE AGAINST ☐

4.
To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders ("Notice of Meeting") and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

DATED this day of , 2014.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1.	If you are a registered Shareholder and are unable to attend the Meeting in person, kindly fill in, sign and return the enclosed instrument of proxy.

2.
The Shareholder submitting this proxy has the right to appoint a person (who need not be a Shareholder of the Company) to represent such Shareholder at the Meeting other than Toufic Nassif or Kerry Brittain. To exercise this right, the Shareholder may either insert the name of the desired representative in the blank space provided and strike out the other names or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ALL ITEMS.

3.
If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the Shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knew of no such amendments, variations or other matters to come before the Meeting.

4.
This proxy must be signed by the registered Shareholder or such Shareholder's attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized (a copy of such authorization should accompany the form of proxy). Any proxy which is undated will be deemed to bear the date on which it was mailed to the Shareholder.

5.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

6.
You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Form of Proxy. If you vote by internet, your vote must be received not later than 3:00 p.m. (Calgary time) on June 17, 2014 or 48 hours prior to the time of any adjournment of the Company Name Meeting.

7.
This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions, you may resubmit their proxy, prior to the cut off time noted above. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above. IF YOU VOTE BY THE INTERNET, DO NOT MAIL BACK THIS PROXY.

8.
If you do not vote using the Internet as provided in item 6 above, please mark, sign, date and return this proxy promptly. Properly executed forms of proxy must be received by 3:00 p.m. (Calgary time) on June 17, 2014 or two business days preceding the date of any adjournment. Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, AB T2P 1T1 or by Fax: 403-233-2857.

Document 3

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held June 19, 2014
TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.
Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, June 19, 2014, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.
to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this notice, to confirm the renewal of the stock option plan of the Company; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Only Shareholders of record at the close of business on May 16, 2014 are entitled to receive notice of and to vote at the Meeting or any adjournment.
If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857. Alternatively, registered Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions. All proxies and voting instructions must be received by Valiant Trust Company by no later than 3:00 p.m. (Calgary time) on June 17, 2014 or two business days preceding the date of any adjournment. For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.
If you are not a registered Shareholder and you receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.
BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Toufic Nassif"
Toufic Nassif
President and Chief Executive Officer

April 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	May 29, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer